Exhibit 100.1

NICE inContact Achieves Highest and Furthest Overall Position for Ability to
Execute and Completeness of Vision, Respectively, in Gartner Magic Quadrant
for Contact Center as a Service, North America

NICE inContact named a Leader in CCaaS North America market for fifth consecutive year

Salt Lake City, October 18, 2019 – NICE inContact (Nasdaq: NICE) today announced that it has been named a Leader in the Gartner Magic Quadrant for Contact Center as a Service (CCaaS), North America1 report. NICE inContact achieved the highest and furthest overall position for its ability to execute and completeness of vision, respectively, and has been named a Leader every year since this Magic Quadrant’s inception2. NICE inContact (CXone) received the highest product scores across four of five use cases in the Gartner Critical Capabilities for Contact Center as a Service3 report, including the highest scores in both geographic use cases, Western Europe and North America, and two application use cases, customer engagement center and agile contact center.

NICE inContact has proven success with customers across a broad range of company sizes and verticals around the globe. NICE inContact CXone has hundreds of thousands of agents in the cloud in more than 100 countries. The Gartner report states, “Although this Magic Quadrant focuses on North American capabilities, the ability to serve more continents has been taken into account in this year’s assessment.”

According to the Gartner report, “A single contact center application supporting all channels offers better support for familiar tools applied across all interaction-handling scenarios, and the ability to leverage a cloud application ecosystem to build out more customer-centric capabilities.” Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless digital-first customer and agent experience – as part of a complete enterprise-grade, cloud native platform.

NICE inContact is part of NICE, the only company named a Leader in both the 2019 Magic Quadrant for Contact Center as a Service, North America and the Magic Quadrant for Workforce Engagement Management4.

“Consumers expect only the best experiences from brands – fast, easy, seamless and personalized  – each and every time they communicate. At NICE inContact, our focus is to help organizations of all sizes deliver those exceptional experiences no matter how their customers choose to interact with them – whether by chat, text, social media messaging, phone or myriad of other channels used around the world,” said Paul Jarman, NICE inContact CEO. “Winning customer loyalty, advocacy and wallet share in today’s experience economy calls for a cloud customer experience platform that’s complete, unified, and intelligent. That’s CXone.”

The Gartner report further states, “Companies evaluate vendors and select them based on their ability to provide support for nonvoice channels (email, web chat, video chat, social, and so on) in their customer service environments.” CXone delivers the world’s most comprehensive digital-first omnichannel offering; end-to-end artificial intelligence capabilities that span the entire customer and agent support experience; and broad customer relationship management (CRM), Unified Communications as a Service (UCaaS), and third party systems integrations. CXone is the first and only FedRAMP authorized cloud contact center (SaaS) solution, and also maintains compliance and certifications with various industry standards including Payment Card Industry (PCI) Level 1 and General Data Protection Regulation (GDPR). Outcome-oriented NICE inContact CXsuccess customer services partners with contact center leaders at every step of their journey for ongoing business value realization.

This Magic Quadrant provides the following quadrant description for Leaders: “Leaders are best described as suppliers with a strong multichannel product and service capability that have already amassed a large installed base of large and small customers. Leaders also benefit from being able to support varying levels of deployment complexity, including multichannel deployments and integration with a variety of third-party systems.”

“NICE inContact is pleased to be recognized as a Leader and to achieve the highest and furthest overall position for ability to execute and completeness of vision, respectively. We believe NICE inContact’s Leader position further proves that our strategy to provide a unified suite has become a core tenet of the CCaaS market,” said Paul Jarman.

Jarman continued, “NICE inContact also received the highest product scores across four of five use cases, including geographic use cases for Western Europe and North America, in the Gartner Critical Capabilities for Contact Center as a Service report. We believe this recognition confirms our focus on and commitment to help organizations of all sizes across the globe deliver superior agent and customer experiences in order to achieve their business goals.”

NICE inContact CXone is the leading cloud customer experience platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

To read the full complimentary copy of the Gartner report click here.

1Gartner, “Magic Quadrant for Contact Center as a Service, North America,” Drew Kraus, Steve Blood, Simon Harrison 15 October 2019.
2NICE inContact was recognized by the name inContact in 2015-2016.
3Gartner, Critical Capabilities for Contact Center as a Service, Steve Blood, Drew Kraus, Simon Harrison, 16 October 2019.
4Gartner, “Magic Quadrant for Workforce Engagement Management,” Jim Davies, Simon Harrison, Drew Kraus, 12 February 2019.

The Magic Quadrant evaluates vendors based on completeness of vision and ability to execute, and includes a summary of each vendor, as well as an assessment of each vendor's strengths and cautions.

Gartner disclaimer
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.